Filed pursuant to Rule 433
Registration No. 333-161637
September 8, 2009
FAIRFAX FINANCIAL HOLDINGS LIMITED
Treasury Offering of Subordinate Voting Shares
Term Sheet

Issuer:	Fairfax Financial Holdings Limited (“Fairfax” or the “Company”)

Issue:	2,881,844 subordinate voting shares (the “Shares”) from Treasury. A total of 600,000 Shares are being offered on an underwritten basis (the “Underwritten Offering”) and up to 2,281,844 Shares are being offered on an agency basis (the “Agency Offering”)

Issue Price:	US$347.00 per Share. The Shares will only be offered in US$.

Amount:	US$1.0 billion comprised of US$208.2 million as part of the Underwritten Offering and up to approximately US$791.8 million as part of the Agency Offering.

Use of Proceeds:	The net proceeds of the Issue, together with available cash on hand (if necessary), will be used to complete the proposed acquisition of the public minority interest in Odyssey Re Holdings Corp. (the “Proposed Acquisition”). The aggregate cash consideration payable by Fairfax under the Proposed Acquisition is approximately US$960.4 million. If Fairfax does not raise sufficient funds under the Issue to complete the Proposed Acquisition, or if Fairfax is otherwise unsuccessful in completing the Proposed Acquisition, then Fairfax intends to use the net proceeds from the Issue to augment its cash position, to increase short term investments and marketable securities held at the holding company, to retire outstanding debt and other corporate obligations from time to time, and for general corporate purposes.

Offering Basis:	The Shares will be offered publicly by way of Short Form Base Shelf Prospectus (filed on August 31, 2009) and a Prospectus Supplement to be filed in all provinces and territories of Canada and in the United States in a Registration Statement on Form F-10 pursuant to the Multi-Jurisdictional Disclosure System (MJDS) and internationally on a private placement basis as expressly permitted.

Underwriting Basis:	The Underwritten Offering will be completed on a “bought deal” basis subject to formation of a mutually agreed upon syndicate and conventional bought deal termination provisions to be included in a definitive underwriting agreement. The Agency Offering will be completed on a “best efforts” basis subject to entering into a definitive agency agreement.

Listing:	Fairfax’s existing subordinated voting shares are listed on the TSX and on the New York Stock Exchange under the symbol “FFH”.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs and DPSPs.

Bookrunner:	CIBC.

Syndicate:	CIBC 20/BofA 20/SC 20/BMO 15/RBC 15/Cormark 4/GMP 4/Citi 2

Closing:	September 11, 2009.
The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or you may request it from CIBC World Markets Corp., 425 Lexington Avenue, 5th Floor, New York, New York, 10017, by fax at 212-667-6303 or by e-mail at useprospectus@us.cibc.com or in Canada from CIBC World Markets Inc. at 416-594-7270.